VIA EDGAR

April 4, 2008

Ms. Sally Samuel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	Old Mutual Funds I

1933 Act File No. 333-116057

1940 Act File No. 811-21587

CIK No. 0001292278

PEA 33 (1933 Act) and PEA 34 (1940 Act)

Dear Ms. Samuel:

Listed below are the responses of Old Mutual Funds I (the “Registrant”) to the comments you provided on Monday, March 24, 2008 regarding the above referenced post-effective amendment on Form N-1A. The comments you provided (and the portfolios to which they relate) are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

Old Mutual VA Asset Allocation Conservative Portfolio; Old Mutual VA Asset Allocation Balanced Portfolio; Old Mutual VA Asset Allocation Moderate Growth Portfolio
1

Include disclosure with respect to return information pursuant to Instruction 3(b) to Item 2 of Form N-1A in the Prospectuses for the Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio, and Old Mutual VA Asset Allocation Moderate Growth Portfolio.

The Registrant has included disclosure with respect to return information pursuant to Instruction 3(b) to Item 2 of Form N-1A in the Initial and Service Class Prospectuses for the Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio, and Old Mutual VA Asset Allocation Moderate Growth Portfolio.

2

Include 5 year and 10 year expense examples for the Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio, and Old Mutual VA Asset Allocation Moderate Growth Portfolio.

The Registrant has included 5 year and 10 year expense examples for the Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio, and Old Mutual VA Asset Allocation Moderate Growth Portfolio.

Old Mutual VA Asset Allocation Conservative Portfolio; Old Mutual VA Asset Allocation Balanced Portfolio; Old Mutual VA Asset Allocation Moderate Growth Portfolio; Old Mutual VA Asset Allocation Growth Portfolio; Old Mutual Analytic VA Defensive Equity Portfolio; Old Mutual Analytic VA Global Defensive Equity Portfolio (collectively, the “VA Portfolios”)

3

Reflect actual operating expenses that include expense reimbursement or fee waiver arrangements in a footnote to the fee table unless the term of such arrangements is greater than one year.

The term of the current Expense Limitation Agreement for the VA Portfolios has been amended to extend through April 30, 2009.

4

Pursuant to Item 5(a)(ii) of Form N-1A, describe the compensation of each investment adviser of the Fund.

The Registrant has included a description of the compensation paid to the VA Portfolios’ investment adviser for the fiscal year ended 12/31/07 in the Prospectuses for each VA Portfolio.
The Registrant has included a description of the compensation paid for the fiscal year ended 12/31/07 to the VA Portfolios’ sub-advisers in the Statement of Additional Information for each VA Portfolio. The Registrant has included a disclosure in the SAI for the VA Asset Allocation Portfolios noting that, subsequent to the restructuring of those Portfolios to a fund of funds structure, Ibbotson Associates Advisors, LLC will continue as the sole sub-advisor to those Portfolios.

5

Whenever a Prospectus contains a cross-reference to the Statement of Additional Information (the “SAI”), please include a reference to the applicable section of the SAI to which the Prospectus is cross-referenced.

The Registrant has included specific references to section titles with cross-references to the SAI appearing in the Prospectuses for the VA Portfolios.

6

Include a discussion concerning proportional voting within the Registrant’s disclosure pertaining to voting rights.

The Registrant has included a discussion with respect to proportional voting within its disclosure pertaining to voting rights.

7

Ensure back cover page of Prospectuses includes a statement which indicates whether and from where information is incorporated by reference into the Prospectuses.

The required statement is included on the back cover pages of the Prospectuses for the VA Portfolios with respect to documents incorporated by reference.

8

Revise the disclosure on back cover of Prospectuses to reflect new telephone number for SEC Public Reference Room.

The Registrant has revised the back cover of the Prospectuses for the VA Portfolios to reflect the telephone number for the SEC Public Reference Room as indicated in Form N-1A.

9

Include file number and exhibit number from original filing along with the reference to the previously filed document for all documents incorporated by reference in Item 23 of Form N-1A.

The Registrant will undertake to include file and exhibit numbers, in addition to identification of the previously filed document as required by Form N-1A (which is already included), as soon as reasonably practicable in its future filings.

10

Include disclosure in Prospectuses and SAI that a VA Portfolio will take steps to maintain liquidity in the event its holdings of illiquid securities exceeds 15%.

The Registrant has included applicable disclosure in the Prospectuses and SAIs for the VA Portfolios.

Old Mutual VA Asset Allocation Growth Portfolio
11

Prepare a separate Prospectus for the Old Mutual VA Asset Allocation Growth Portfolio, the shares of which are not currently offered for sale to the public.

The Registrant has prepared separate “standalone” Initial and Service Class Prospectuses for the Old Mutual VA Asset Allocation Growth Portfolio.

12	Old Mutual Analytic VA Defensive Equity Portfolio and Old Mutual Analytic VA Global Defensive Equity Portfolio (the “Analytic VA Portfolios”)

Include disclosure in the Analytic VA Portfolios’ Prospectuses with respect to the market risks associated with investments in mortgage-backed securities.

The Registrant has expanded its disclosure in the Analytic VA Portfolios’ Prospectuses with respect to mortgage-backed securities, as well as asset-backed securities, generally, to include reference to market and liquidity risks associated therewith.

13

Include a statement in the Analytic VA Portfolios’ Prospectuses describing the methodology utilized by the sub-adviser in making determinations to buy or sell securities.

The Registrant has included a statement in the Analytic VA Portfolios’ Prospectuses describing the methodology utilized by the sub-adviser in making determinations to buy or sell securities.

With respect to the foregoing comments, the Registrant acknowledges the following:

1.   The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.   Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.   The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s 485(b) post-effective amendment, as referenced above, to be filed on or about April 4, 2008 for an effective date of April 7, 2008.

On behalf of the Registrant, we appreciate your assistance in connection with this review. If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7736.

Very truly yours,

/s/ Rhonda A. Mills

Rhonda A. Mills

Associate Counsel

OLD MUTUAL CAPITAL, INC.

cc:	Andra Ozols, Senior Vice President and General Counsel

Old Mutual Capital, Inc.

Jay G. Baris, Partner

Kramer Levin Naftalis & Frankel LLP